SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.)

RINGCENTRAL, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

76680R206

(CUSIP Number)

12/31/13

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Continued on following pages)

Page 1 of 9 Pages

CUSIP NO. 76680R206	13 G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL XII, L.P. (“SC XII”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-5005647
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,032,857 [1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,032,857 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,032,857 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.2%
12	TYPE OF REPORTING PERSON PN

1	Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

CUSIP NO. 76680R206	13 G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SEQUOIA TECHNOLOGY PARTNERS XII, L.P. (“STP XII”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-5565282
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 300,577 [1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 300,577 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,577 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12	TYPE OF REPORTING PERSON PN

1	Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

CUSIP NO. 76680R206	13 G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL XII PRINCIPALS FUND LLC (“SC XII PF”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-8738686
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 858,529 [1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 858,529 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,529 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%
12	TYPE OF REPORTING PERSON OO

1	Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

CUSIP NO. 76680R206	13 G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON SC XII MANAGEMENT, LLC (“SC XII LLC”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-5005544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

9,191,963 shares of which 8,032,857 shares are directly held by SC XII, 300,577 shares are directly held by STP XII and 858,529 shares are directly held by SC XII PF. SC XII LLC is the General Partner of each of SC XII and STP XII, and the Managing Member of SC XII PF. [1]

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

9,191,963 shares of which 8,032,857 shares are directly held by SC XII, 300,577 shares are directly held by STP XII and 858,529 shares are directly held by SC XII PF. SC XII LLC is the General Partner of each of SC XII and STP XII, and the Managing Member of SC XII PF. [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,191,963 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.6%
12	TYPE OF REPORTING PERSON OO

1	Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

CUSIP NO. 76680R206	13 G	Page 6 of 9 Pages

ITEM 1.

(a)	Name of Issuer: RingCentral, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1400 Fashion Island Blvd., Suite 700

San Mateo, CA 94404

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital XII, L.P.

Sequoia Technology Partners XII, L.P.

Sequoia Capital XII Principals Fund, LLC

SC XII Management, LLC

SC XII LLC is the General Partner of each of SC XII and STP XII, and the Managing Member of SC XII PF.

(b)	Address of Principal Business Office or, if none, Residence:

3000 Sand Hill Road, 4-250

Menlo Park, CA 94025

(c)	Citizenship:

SC XII LLC, SC XII, STP XII, SC XII PF: Delaware

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 76680R206

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

CUSIP NO. 76680R206	13 G	Page 7 of 9 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP NO. 76680R206	13 G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

Sequoia Capital XII, L.P.
Sequoia Technology Partners XII, L.P.

By:	SC XII Management, LLC
General Partner of each

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

Sequoia Capital XII Principals Fund, LLC

By:	SC XII Management, LLC its Managing Member

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

SC XII Management, LLC

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

CUSIP NO. 76680R206	13 G	Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the Class A common stock of RingCentral, Inc., and any further amendments thereto, to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 12, 2014

Sequoia Capital XII, L.P.
Sequoia Technology Partners XII, L.P.

By:	SC XII Management, LLC
General Partner of each

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

Sequoia Capital XII Principals Fund, LLC

By:	SC XII Management, LLC its Managing Member

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

SC XII Management, LLC

By:	/s/ Douglas Leone
Douglas Leone, Managing Member